July 5, 2016

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Funds and Variable Insurance Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 122 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add one new fund to the Trust: Rational Iron Horse Fund.

If you have any questions, I may be reached at (614) 469-3353.

/s/ Andrew Davalla

Andrew Davalla

Don.Mendelsohn@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6546	DM:cm 825812.1